# SEC Schedule 13D/A (Amendment No. 9) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Intuitive Machines, Inc., CIK 0001844452
CUSIP: 46125A100
Title of class of securities: Class A Common Stock
Address of issuer's principal executive offices: 13467 Columbia Shuttle Street, Houston, Texas (TX), 77059
Date of event which requires filing of this statement: 06/11/2025
Filed by CIK 0001963529
Persons authorized to receive notices and communications: Kamal Seyed Ghaffarian, 5937 Sunnyslope Drive, Naples, Florida (FL), 34119, (301) 486-3150

## Reporting persons
- Kamal Seyed Ghaffarian (CIK 0001963529): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 123,114; shared voting power 39,749,276; sole dispositive power 123,114; shared dispositive power 39,749,276; aggregate amount beneficially owned 39,872,390 (26% of the class)
- Ghaffarian Enterprises, LLC (CIK 0001965259): type of reporting person: other (OO); citizenship or place of organization: Maryland (MD); source of funds: other (OO); sole voting power 0; shared voting power 37,259,075; sole dispositive power 0; shared dispositive power 37,259,075; aggregate amount beneficially owned 37,259,075 (24.7% of the class)
- Intuitive Machines KG Parent, LLC (CIK 0001965283): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 249,080; sole dispositive power 0; shared dispositive power 249,080; aggregate amount beneficially owned 249,080 (0.2% of the class)
- GM Enterprises, LLC (CIK 0001965320): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 2,241,121; sole dispositive power 0; shared dispositive power 2,241,121; aggregate amount beneficially owned 2,241,121 (1.9% of the class)

## Item 1. Security and Issuer
Title of class of securities: Class A Common Stock
Name of issuer: Intuitive Machines, Inc.
Address of issuer's principal executive offices: 13467 Columbia Shuttle Street, Houston, Texas (TX), 77059
Comment: This Amendment No. 9 to Schedule 13D (this "Amendment No. 9") amends and supplements the statement on Schedule 13D filed with the United States Securities and Exchange Commission on February 8, 2024 (as amended to date, the "Schedule 13D"), relating to the Class A common stock, par value $0.0001 per share (the "Class A Common Stock"), of Intuitive Machines, Inc., a Delaware corporation (the "Issuer"). Capitalized terms used herein without definition shall have the meaning set forth in the Schedule 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5 of the Schedule 13D is hereby amended and restated in its entirety with the following:

The following sets forth, as of the date of this Schedule 13D, the aggregate number of shares of Class A Common Stock and percentage of Class A Common Stock beneficially owned by each of the Reporting Persons based on 117,330,851 shares of Class A Common Stock outstanding as of May 8, 2025, as disclosed in the Issuer's Quarterly Report on Form 10-Q, as filed with the Securities and Exchange Commission on May 13, 2025.

Kamal Seyed Ghaffarian
Amount beneficially owned: 39,749,276
Percent of Class: 26.0%

Ghaffarian Enterprises, LLC
Amount beneficially owned: 37,259,075
Percent of Class: 24.7%

Intuitive Machines KG Parent, LLC
Amount beneficially owned: 249,080
Percent of Class: 0.2%

GM Enterprises, LLC
Amount beneficially owned: 2,241,121
Percent of Class: 1.9%
Number of shares as to which each person has sole or shared power to vote or dispose:
Kamal Seyed Ghaffarian
Sole Voting Power: 123,114
Shared Voting Power: 39,749,276
Sole Dispositive Power: 123,114
Shared Dispositive Power: 39,749,276

Ghaffarian Enterprises, LLC
Sole Voting Power: 0
Shared Voting Power: 37,259,075
Sole Dispositive Power: 0
Shared Dispositive Power: 37,259,075

Intuitive Machines KG Parent, LLC
Sole Voting Power: 0
Shared Voting Power: 249,080
Sole Dispositive Power: 0
Shared Dispositive Power: 249,080

GM Enterprises, LLC
Sole Voting Power: 0
Shared Voting Power: 2,241,121
Sole Dispositive Power: 0
Shared Dispositive Power: 2,241,121

The securities reported herein include (i) 36,254,508 Common Units, which may be redeemed for shares of Class A Common Stock on a one-to-one basis, of which 33,764,307 Common Units are held by Ghaffarian Enterprises, LLC, 249,080 Common Units are held by Intuitive Machines KG Parent, LLC and 2,241,121 Common Units are held by GM Enterprises, LLC; (ii) 3,494,768 shares of Class A Common Stock held directly by Ghaffarian Enterprises, LLC; and (iii) 123,114 shares of Class A Common Stock held directly by Dr. Ghaffarian.

Dr. Ghaffarian is the sole trustee of a revocable trust, which is the sole member of Ghaffarian Enterprises, LLC and the sole managing member of Intuitive Machines KG Parent, LLC, and GM Enterprises, LLC. As a result, Dr. Ghaffarian may be deemed to share beneficial ownership of the securities reported herein, but disclaims beneficial ownership.
Transactions in the class effected during the past sixty days: In the last 60 days, Ghaffarian Enterprises, LLC sold an aggregate of 241,524 shares of Class A Common Stock in open market transactions on the Nasdaq Stock Market pursuant to the Rule 10b5-1 trading plan adopted on December 18, 2024. On May 13, 2025, an aggregate of 161,016 shares were sold at a weighted average price of $12.1005 per share, on May 19, 2025, an aggregate of 40,254 shares were sold at a weighted average price of $12.0165 per share and on June 6, 2025, an aggregate of 40,254 shares were sold at a weighted average price of $12.0439 per share. The Reporting Persons undertake to provide, upon request by the staff of the Securities and Exchange Commission, the Issuer, or a security holder of the Issuer, full information regarding the number of shares sold at each separate price for this transaction.
Other persons with the right to receive dividends or sale proceeds: None.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 of the Schedule 13D is hereby amended and supplemented with the following:

Collateral Agreement

On June 11, 2025, Ghaffarian Enterprises, LLC entered into a Secured Margin Line of Credit Agreement (the "Collateral Agreement") with JPMorgan Chase Bank, N.A. (the "Lender"). As security for its obligations under the Collateral Agreement, Ghaffarian Enterprises, LLC pledged 3,494,768 shares of Class A Common Stock (the "Pledged Shares"). All voting rights and rights to receive dividends or distributions with respect to the Pledged Shares will remain with Ghaffarian Enterprises, LLC unless an event of default under the Collateral Agreement has occurred and is continuing.

In connection with the entry into the Collateral Agreement, Dr. Ghaffarian delivered a Representation Letter to the Issuer confirming, among other things, that the Pledged Shares represent less than 10% of the shares of Class A Common Stock beneficially owned by Dr. Ghaffarian and the loan amount represents less than 10% of the then market value of the shares of Class A Common Stock beneficially owned by Dr. Ghaffarian. The foregoing description of the Representation Letter does not purport to be complete and is qualified in its entirety by the full text of the Representation Letter, which is attached as an exhibit to this Schedule 13D and incorporated herein by reference.

Except as set forth herein, the Reporting Persons do not have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 of the Schedule 13D is hereby amended and supplemented with the following:

Exhibit 9: Representation Letter, dated June 6, 2025.

## Signatures
- Kamal Seyed Ghaffarian: /s/ Kamal Seyed Ghaffarian, Kamal Seyed Ghaffarian (06/13/2025)
- Ghaffarian Enterprises, LLC: /s/ Kamal Seyed Ghaffarian, Kamal Seyed Ghaffarian, Trustee of the Sole Member (06/13/2025)
- Intuitive Machines KG Parent, LLC: /s/ Kamal Seyed Ghaffarian, Kamal Seyed Ghaffarian, Trustee of the Sole Managing Member (06/13/2025)
- GM Enterprises, LLC: /s/ Kamal Seyed Ghaffarian, Kamal Seyed Ghaffarian, Trustee of the Sole Managing Member (06/13/2025)